Adam Stein	Direct:	212-381-8748
	e-mail:	astein@ctswlaw.com

June 1, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention:  Mr. Ryan Rohn, Staff Accountant

Re:	Smart Online, Inc.
Item 4.02, Form 8-K
Filed April 15, 2010
File No. 001-32634

Dear Mr. Rohn:

This firm is counsel to Smart Online, Inc. (the “Company”).  The Company is in receipt of your May 24, 2010 comment letter responding to the Company’s letter to you of May 19, 2010 with respect to the above captioned matter.

The Company notes the Commission’s request that the Company respond to the Staff’s comments within five business days. The Company is in the process of completing its response. In order to expedite resolution of outstanding matters, the Company would like to discuss certain matters with the Staff by telephone prior to submission of its written response. Understanding that you are away from the office until June 7, and that Ted Shalek, the Company’s Interim Chief Financial Officer, will be away from the office from June 7 through June 18, Mr. Shalek has arranged for a call with Stephen Krikorian of the Commission on Thursday, June 3 to discuss these matters.

Thank you for your attention to the above.

Very truly yours,

Cohen Tauber Spievack
& Wagner P.C.

By:	/s/ Adam Stein
Adam Stein

cc:           Smart Online, Inc.